

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 7, 2016

Via E-mail
John G. Cox
Chief Executive Officer
Bioverativ Inc.
225 Binney Street
Cambridge, Massachusetts 02142

> **Re: Bioverativ Inc.**
> **Registration Statement on Form 10-12B**
> **Filed August 11, 2016**
> **File No. 001-37859**

Dear Mr. Cox:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Ex. 99.1 Information Statement

Questions and Answers About the Separation and Distribution, page 1
Why is the separation of Bioverativ structured as a distribution?, page 1
What are the U.S. Federal income tax consequences of the distribution?, page 6

1. Please disclose here and elsewhere as appropriate that Biogen may waive the condition to the distribution that it receives an opinion regarding the tax-free nature of the transaction.

Information Statement Summary, page 9
Strengths, page 10

2. You state here that your scientific team is principally responsible for the discovery of the Fc monomer technology used in ELOCTATE and ALPROLIX. On page 66, you note that the Fc

technology was acquired by Biogen in 2007. Please reconcile these statements and revise your disclosure as necessary.

Risk Factors, page 18
Risks Related to Our Business, page 18
"If we are unable to obtain and maintain adequate protection for our intellectual property and other proprietary rights . . .," page 21

3. Please amend this risk factor to explain the factual basis of the dispute between Biogen and Pfizer concerning the patent you cite and the current status of any negotiations or discussions with Pfizer. Please also discuss the importance of the patent in dispute to the business of Bioverativ and any potential material impact on your financial condition that may occur as a result of this dispute.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Research and Development Expenses, pages 52 and 56

4. You disclose that your discovery, clinical and lifecycle management research and development expenses consist of costs supporting specific research and development projects in various stages of development. Please revise to disclose your major drug candidates and disclose the costs incurred during each period presented and to date for each. If you do not maintain your research and development costs by project, quantify your research and development expenses by stage of development (exploratory, preclinical, early- or late-stage clinical trials) as well as for projects pending regulatory approval or supporting development of products that have already obtained regulatory approval.

Other Contingent Development, Regulatory and Commerical Milestone Payments, page 59

5. We note that you could make future milestone payments to third party collaborators of up to approximately $440.0 million. Please separately quantify the amount that you may pay for development, regulatory and commercial milestones. Please also explain whether these milestones relate exclusively to collaboration agreements for your preclinical products, including BIVV 073 which you anticipate will move to human clinical trials in 2017, and the approximate timeframe for making these potential milestone payments.

Critical Accounting Policies and Estimates
Product Revenues, page 60

6. You disclose that you record provisions for rebates, chargebacks to distributors, and discounts at the time the related sales are recorded, and reflect the reductions to arrive to net sales. You establish reserves for these discounts and allowances and classify them as reductions of accounts receivable if the amount is payable to your customer or a liability if the amount is payable to a party other than our customer. Please address the following:

- Clarify your policy for product returns and describe the factors that you consider in estimating any related reserve, such as historical return of products, levels of inventory in the distribution channel and estimated remaining shelf life. In discussing your estimate of product that may be returned, consider disclosing and discussing, by product and in tabular format, the total amount of product (in sales dollars) that could potentially be returned as of the balance sheet date and disaggregated by expiration period;

- If applicable, discuss any shipments made as a result of incentives and/or in excess of your customer´s ordinary course of business inventory level. Discuss your revenue recognition policy for such shipments; and

- In your discussion of results of operations for the period to period revenue comparisons, discuss the amount of and reason for fluctuations for each type of reduction of gross revenue including the effect that changes in your estimates of these items had on your revenues and operations.

Capitalization of Inventory Costs, page 61

7. Please disclose the amount of capitalized inventory costs associated with products that have not yet achieved regulatory approval for all periods presented. Please also disclose the following for each product with significant costs capitalized to inventory prior to regulatory approval:

- the current status of the approval process, including any contingencies needed to be resolved prior to obtaining FDA approval, the risks affecting the probability of obtaining FDA approval, and the estimated timing of obtaining approval;

- the specific nature of any safety and efficacy, manufacturing, and marketing or labeling issues outstanding and why you do not believe those issues affect its probable future benefit conclusion;

- the remaining shelf life of each product, as of each balance sheet date presented, and why you believe you will be able to realize the inventory prior to the expiration of the shelf life; and

- the risks and uncertainties surrounding market acceptance of the product once approved and how this will affect the realization of the asset.

Business, page 63

Our Development and Commercialization Agreements with Sobi, page 68

8. Please revise this section to disclose payments made and received to date under the Development and Commercialization Agreement, including opt-in consideration. Please also

disclose the specific royalty rates under the agreement, including the fluctuation in royalty rates as detailed in the agreement, as well as the duration of the agreement and any material termination provisions.

Certain Relationships and Related Person Transactions
Agreements with Biogen, page 91

9. Please expand this disclosure to include the anticipated material terms of each of the agreements in this section. In particular, please ensure that the disclosure contains the material terms of the intellectual property license agreement and manufacturing and supply agreement, including, for example, the intellectual property covered by the agreement, the type of license (ex: royalty-free, worldwide, etc.), the terms of the agreements and termination provisions.

Hemophilia Business of Biogen Inc.
Combined Financial Statements
Notes to Combined Financial Statements
3. Collaborations, page F-14

10. We note that you are accounting for the development and commercialization agreement with Sobi under a right to use model and recognizing revenue over the term of the commercialization period. Please revise your revenue recognition policy disclosures to explain how you applied the guidance in ASC 605-25 and ASC 808-10 to your collaboration agreements, including the Sobi development and commercialization agreement. As it relates to the application of ASC 605-25 specifically, please explain how you evaluated the various deliverables in the Sobi arrangement, including the opt-in consideration and royalty streams, to determine whether they represented separate units of accounting.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ibolya Ignat at (202) 551-3656 or Angela Connell at (202) 551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Scot Foley at (202) 551-3383, Erin Jaskot at (202) 551-3442 or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ Erin K. Jaskot, *for*

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Margaret A. Brown, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP